

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via U.S. Mail
Daniele Brazzi
President
Great Wall Builders, Ltd.
Via Kennedy 16/a Cap 40069
Bologna, Italy

> **RE:** **Great Wall Builders, Ltd.**
> **Current Report on Form 8-K**
> **Filed April 11, 2012**
> **File No. 333-153182**

Dear Mr. Brazzi:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply in material respects with the applicable requirements of the form because it does not contain all of the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that immediately before the transaction reported in the current report you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction, including the financial statements for DPOLLUTION International, Inc. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33-8587, Sections 2.01(f) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

If you have any questions regarding these comments, please direct them to Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director